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14049662

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section
MAR 10 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-35642

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Investment Planners, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

226 West Eldorado Street
(No. and Street)

Decatur	IL	62522
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Troy Smith 217-425-6340
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cameron, Smith & Company
(Name – *if individual, state last, first, middle name*)

2319 West Jefferson	Springfield	IL	62702
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DD
3/27/14

OATH OR AFFIRMATION

I, Troy Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Investment Planners, Inc, as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Troy E. Smith
Signature

Director of Admin & HR
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTMENT PLANNERS, INC.

CONTENTS
December 31, 2013

Cameron, Smith & Company
certified public accountants
a professional corporation

"Your partner in financial success"

2319 West Jefferson
Springfield, Illinois 62702

Telephone 217-787-8822
Facsimile 217-787-8823

Independent Auditor's Report

February 21, 2014

Officers and Directors
Investment Planners, Inc.
226 W. Eldorado
Decatur, Illinois 62525-0170

Dear Sirs:

Report on the Financial Statements

We have audited the accompanying balance sheets of Investment Planners, Inc., (an Illinois corporation) as of December 31, 2013 and 2012, and the related statements of earnings, changes in stockholder equity, and cash flows for the years then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and the fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatements, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Investment Planners, Inc. as of December 31, 2013 and 2012, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Emphasis of Matter

As discussed in Note 15 to the financial statements, Investment Planners, Inc. receives a material amount of its revenue from a business controlled by the officers and directors of the entity as a reimbursement for expenses paid on its behalf under a expense sharing agreement. During the current year, this agreement was changed resulting in a significant increase in the amount reimbursed. Our opinion is not modified with respect to this matter.

Other Matter

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in Schedules 1, 2 and 3 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other record used to prepare the financial statements. The information in Schedules 1, 2 and 3 has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules 1, 2 and 3 is fairly stated in all material respects in relation to the financial statements taken as a whole

Sincerely,
Cameron, Smith & Company

Robert Cameron
Principal

INVESTMENT PLANNERS, INC.

BALANCE SHEETS
December 31, 2013 and 2012

ASSETS	2013	2012
Current Assets:		
Cash and cash equivalents	$ 424,461	$ 218,580
Investments - trading	69,338	157,108
Commissions receivable	757,366	612,407
Miscellaneous receivable	56,853	52,943
Income tax refunds receivable	13,615	311
Prepaid expenses	34,040	46,490
Total current assets	1,355,673	1,087,839
Fixed Assets:		
Leasehold improvements	152,255	152,255
Office furniture and equipment	436,600	420,795
Software	101,241	101,241
	690,096	674,291
Less accumulated depreciation	(481,187)	(465,049)
Less accumulated amortization	(101,241)	(101,241)
Net fixed assets	107,668	108,001
Other Assets:		
Loan to affiliated entity	1,125	76,125
Total other assets	1,125	76,125
TOTAL ASSETS	$ 1,464,466	$ 1,271,965

See Notes to Financial Statements.

LIABILITIES AND STOCKHOLDERS' EQUITY	2013	2012
Current Liabilities:		
Accounts payable	$ 102,072	$ 31,754
Commissions payable	717,224	567,676
Income taxes payable	-	33,688
Payroll taxes withheld	372	11,838
Total current liabilities	819,669	644,956
Long-Term Debt	14,060	-
Deferred Income Taxes	26,363	19,507
Total liabilities	860,092	664,463
Stockholders' Equity:		
Common stock - no par value	12,375	12,375
Paid in capital	10,125	10,125
Retained earnings	581,875	585,002
Total stockholders' equity	604,375	607,502
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 1,464,466	$ 1,271,965

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENTS OF EARNINGS
Years ended December 31, 2013 and 2012

	2013	2012
Revenue:		
Commissions revenue	$ 9,679,864	$ 9,217,732
Interest and dividends	3,025	3,655
Other income	574,765	324,420
(Gain) Loss on investments	(6,300)	1,832
Increase (decrease) in market value - trading securities	33,904	16,921
Gross earnings	10,285,258	9,564,560
Expenses:		
Agent and employee compensation and benefits	8,925,669	8,506,136
Communications and data processing	75,628	72,196
Occupancy	221,312	205,030
Other expenses	1,001,318	635,285
Interest expense	262	-
Total expenses	10,224,189	9,418,647
Earnings before income taxes	61,068	145,913
Income tax expense	19,196	73,316
Net earnings (loss)	$ 41,873	$ 72,597

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
Years ended December 31, 2013 and 2012

	Capital Stock	Paid in Capital	Retained Earnings	Total
Balance, December 31, 2011	$ 12,375	10,125	512,405	534,905
Net earnings (loss)			72,597	72,597
Balance, December 31, 2012	**12,375**	**10,125**	**585,002**	**607,502**
Dividends Paid			**(45,000)**	**(45,000)**
Net earnings			**41,873**	**41,873**
Balance, December 31, 2013	**$ 12,375**	**10,125**	**581,875**	**604,375**

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENTS OF CASH FLOWS
Years ended December 31, 2013 and 2012

	2013	2012
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income (loss)	$ 41,873	$ 72,597
Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities:		
Depreciation and amortization	16,138	23,839
Gain on investments sold	6,300	(1,830)
Change in market value	(33,903)	(17,376)
Deferred income taxes	6,856	28,290
Change in assets - (increase) decrease:		
Commissions receivable	(144,958)	(35,333)
Other receivable	(3,911)	(42,549)
Prepaid expenses	12,449	(8,058)
Income tax receivable	(13,304)	(311)
Change in liabilities - increase (decrease):		
Accounts payable	70,318	13,352
Commissions payable	149,547	24,640
Accrued wages and payroll taxes	(11,465)	5,788
Accrued income taxes	(33,688)	17,778
Net cash flows from operating activities	62,252	80,827
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of investments	(18,953)	(37,131)
Proceeds from sale of investments	134,328	16,440
Loaned to affiliate	75,000	-
Purchases of fixed assets	(15,805)	(1,593)
Net cash flows from investing activities	174,570	(22,284)
CASH FLOWS FROM FINANCING ACTIVITIES		
Dividend to Shareholder	(45,000)	-
Capital lease obligation	15,805	-
Payments made to lease obligation	(1,745)	-
Net cash flows from financing activities	(30,940)	-

See Notes to Financial Statements.

INVESTMENT PLANNERS, INC.

STATEMENTS OF CASH FLOWS (Continued)
Years ended December 31, 2013 and 2012

	2013	2012
Net increase in cash and cash equivalents	205,881	58,543
Cash and cash equivalents, beginning of year	218,580	160,037
Cash and cash equivalents, end of year	$ 424,461	$ 218,580
SUPPLEMENTAL DISCLOSURES		
Interest paid	$ -	$ -
Income taxes paid (refunds received), net	$ 59,331	$ 26,626

See Notes to Financial Statements.

Note 1 - Significant Accounting Policies

Nature of Operations: The Company operates as a broker and dealer of various types of investment vehicles throughout the United States. The administrative office is located in Decatur, Illinois. Operations in other states are conducted through commissioned representatives. Such commissioned representatives are responsible for their own offices.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Basis of Accounting: The Company's financial statements are prepared using the accrual method. Commission income and expenses are reported on a trade date basis.

Commissions Receivable: Commissions receivable are stated at the amount management expects to collect from balances outstanding at year-end. Based on management's assessment of the outstanding balances, it has concluded that realization losses on balances outstanding at year-end will be immaterial.

Fixed Assets: Office furniture and equipment is depreciated using the straight line method. Leasehold improvements are amortized over the life of the lease, plus possible extensions, 15 years. Software is amortized over three years using straight-line amortization.

Cash and Cash Equivalents: For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Income Taxes: Income taxes are provided for based upon net earnings as reported in the financial statements. Deferred income taxes are provided for significant differences between financial and tax reporting. Such differences are primarily financial vs. tax depreciation.

Subsequent Events: Management has evaluated subsequent events through February 21, 2014, the date the financial statements were available to be issued.

Note 2 - Fair Value Measurements

Mutual funds and common stocks are classified as trading securities. Changes in the fair market value are reported in the statement of earnings.

Fair values of assets measured on a recurring basis as of December 31, 2013 and 2012, are as follows:

	Fair Value Measurements at Reporting Date Using:			
	Fair Value	Quoted Prices in Active markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
2013:				
Common stock	$ 30,605	30,605		
Mutual funds	38,733	38,733		
Totals	69,338	69,338	-	-
2012:				
Common stocks	30,896	30,896		
Mutual funds	126,212	126,212		
Totals	$ 157,108	157,108	-	-

Financial assets valued using Level 1 inputs are based on unadjusted quoted market prices within active markets.

Financial assets valued using Level 2 inputs are based primarily on quoted prices for similar assets in active or inactive markets.

Financial assets valued using Level 3 inputs are based on appraised values.

All assets have been valued using a market approach. There have been no changes in valuation techniques and related inputs.

Note 3 - Capital Stock

Capital stock consists of 100,000 shares authorized, 12,375 shares issued and outstanding, no par value, common stock.

Note 4 - Related Party Transactions

At December 31, 2013, the balance on the loan to affiliated entity includes an interest only payment of $1,125 due from IPI Wealth Management, Inc.

At December 31, 2012, the miscellaneous receivable included $ 17,235 receivable from a corporate officer and two companies related by common ownership. At December 31, 2012, the loan to affiliated entity, $ 76,125, is an interest-bearing loan to IPI Wealth Management, Inc.

Note 5 - Cash and Cash Equivalents

At December 31, 2013 and 2012, cash and cash equivalents consisted of:

	2013	2012
Checking account, Busey Bank	$ 244,026	162,357
Money Market Funds	164,206	46,223
Deposit with Clearing Organization	10,000	10,000
Undeposited Funds	6,229	-
	$ 424,461	218,580

Note 6 - Deposit with Clearing Organization

The Company is required to maintain a deposit of $ 10,000 with the organization that clears its customers' transactions. The $ 10,000 is included in cash and cash equivalents.

Note 7 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission net capital requirements which require minimum net capital amounts be maintained. At December 31, 2013, and 2012, the Company's minimum net capital requirement was the greater of $ 50,000 or 6-2/3% of aggregate indebtedness. The Company was in compliance with the net capital requirement at December 31, 2013 and 2012.

Note 8 - Employee Benefit Plan

In 2004, the Company amended its defined contribution plan to be a safe-harbor 401(k) plan. The plan covers virtually all employees. The profit sharing plan expense for 2013 was $ 24,183 (2012 - $ 22,344).

Note 9 - Concentrations of Credit Risk Arising from Cash Deposits in Excess of Insured Limits

The Company maintains its checking account and a money market account in one financial institution located in Decatur, Illinois and two money market funds with other fund groups. The balances are insured by the Federal Deposit Insurance Corporation up to current limits. At December 31, 2013 and 2012, the Company had no uninsured cash balances.

Note 10 - Operating Leases/Related Party Transactions

The Company leases its Decatur office space under a lease agreement for $ 6,500 per month. The landlord is related to the Company through common ownership. The lease is classified as an operating lease. Office lease paid during 2013 was $ 78,000 (2012 - $ 78,000).

The Company leases an airplane from a company related to it through common ownership, under terms of a lease dated March 1, 2001, for $ 2,600 per month in 2013, and $ 2,600 per month in 2012. Lease expense for 2013 was $ 31,200 (2012 - $ 31,200).

The Company leases a vehicle from a company related to it through common ownership, under terms of a lease dated November 21, 2011, for $ 709 per month. Lease expense for 2013 was $ 8,511 (2012 - $9,227). The lease expires on November 23, 2014, with an option to extend on a year-to-year basis.

Future minimum lease payments under the operating leases are:

2014	$ 20,802

Note 11 - Capital Lease

The Company entered into a 5 year capital lease agreement, expiring in 2018. The total lease obligation is $15,805. The lease expense for 2013 is $1,745.

Future minimum lease payments under the capital leases are:

2014	$ 3,440
2015	$ 3,440
2016	$ 3,440
2017	$ 3,440
2018	$ 3,440

Note 12 - Income Tax Expense

Income tax expense (benefit) for the years ended December 31, 2013 and 2012, consisted of:

	2013	2012
Current	**$ 12,339**	45,026
Deferred	**6,857**	28,290
	$ 19,196	73,316

The deferred income tax benefit is calculated based on certain timing differences as stated in Note 12.

The Company has adopted the provisions of FIN 48, *Accounting for Income Taxes* (FASB ASC 740-10). The Company records a liability for any uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. Management continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. No such positions existed at December 31, 2013 and 2012 and no interest or penalties are recognized in the statements of earnings or balance sheet. The Company is no longer subject to U.S. federal or state income tax examinations by taxing authorities for years ending December 31, 2010 and before.

Note 13 - Deferred Tax Asset and Liability

The deferred income tax asset and liability are calculated based on the following items:

	2013	2012
Accumulated depreciation	$ (11,615)	(12,146)
Unrealized loss on investments	(14,748)	(7,361)
Net deferred tax asset (liability)	$ (26,363)	(19,507)

Note 14 - Agreements

On November 1, 2013, the Company entered into an agreement with a financial institution in Paris, Illinois, to provide registered representatives to their institution. The Company is required to pay each institute a set percentage of the gross fees collected for brokerage and advisory services. The payments to the institute represent reimbursement for costs associated with providing facilities, assistance, equipment, advertising and certain other items. The agreement expires November 1, 2016. The agreement automatically renews unless notice of termination is given. The agreement does not state any minimum required payments.

During 2006 and 2007, the Company entered into agreements with financial institutions in Lanark, Illinois and Manhattan, Kansas, to provide registered representatives to each institution. The Company is required to pay each institution a set percentage of the gross fees collected for brokerage and advisory services. The payments to the institutions represent reimbursement for costs associated with providing facilities, assistance, equipment, advertising and certain other items. The Kansas agreement expires March 28, 2010, and the Illinois agreement expires August 10, 2008. The agreements automatically renew unless notice of termination is given. The agreements do not state any minimum required payments.

Note 15 - Related Party Expense Reimbursement

The Company is related to IPI Wealth Management, Inc. through common ownership. During 2013 IPI Wealth Management, Inc. reimbursed the Company for certain expenses that the Company paid on behalf of IPI Wealth Management, Inc. In 2013, the amount of the reimbursement was $ 550,000 (2012 - $ 300,000). In prior years the Company paid the expenses based on an expense sharing agreement. Due to the increased shared cost the agreement was changed in 2013, therefore the expense reimbursement is higher than in prior years.

Note 16 - Contingent Liabilities

The Company and an affiliate have been named as defendants in litigation proceedings. The Company defends itself vigorously against such claims and believes to have substantial defense in the matter. The outcome is currently undeterminable; however, management does not expect the costs will have a material adverse effect on its financial position.

Schedule 1

FIRM NAME Investment Planners, Inc.

AGGREGATE INDEBTEDNESS/NET CAPITAL COMPUTATION as of December 31, 2013

PART I

TOTAL ASSETS			$	1,464,467
LESS: TOTAL LIABILITIES (Exclusive of subordinated debt)			$	(860,090)
NET WORTH			$	604,376
DEDUCTIONS FROM AND/OR CHARGES TO NET WORTH:				
Total Non-Allowable Assets	$	357,053		
Other deductions or changes	$	762		
TOTAL DEDUCTIONS FROM NET WORTH			$	(357,815)
NET CAPITAL BEFORE HAIRCUTS			$	246,561
HAIRCUTS:				
Certificates of Deposit and Commercial Paper	$			
U. S. and Canadian government obligations	$			
State and Municipal government obligations	$			
Corporate obligations	$			
Stocks and warrants	$			
Options	$			
Arbitrage	$			
Other Securities	$	12,013		
TOTAL HAIRCUTS			$	(12,013)
NET CAPITAL			$	234,548

PART II

MINIMUM NET CAPITAL REQUIREMENT	$	57,339
TOTAL NET CAPITAL	$	234,548
TOTAL AGGREGATE INDEBTEDNESS	$	860,852
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	$	367.03%
NET CAPITAL IN EXCESS OF MINIMUM REQUIREMENT	$	177,209

INVESTMENT PLANNERS, INC

Schedule 2

ADDITIONAL INFORMATION FOR NET CAPITAL COMPUTATION
December 31, 2013

The deductions from and/or charges to net worth are:

Non-allowed assets	
Non-allowed receivable	$ 143,752
Non-allowed receivable from non-customer	56,853
Non-allowed receivable from affiliate	1,125
Non-allowed fixed assets	107,667
Non-allowed prepaid assets	34,040
Non-allowed prepaid taxes	13,615
Non-allowed income tax receivable	
	357,053
Other deductions or charges	
Unsecured debits from clearance account	762
	$ 357,815

Investment Planners, Inc.
Decatur, Illinois

There was a material difference regarding the net capital computation at December 31, 2013 between the unaudited computation in the Focus Report IIA and the net capital computation submitted with this report.

- The cash increased by $71,826
- The receivables increased by $90,997
- The receivables non-allowed increased by $77,900
- The receivables from non-customer- non-allowed decreased by $465
- The other securities decreased by $80,617
- The non-allowed fixed assets increased by $14,998
- The prepaid expenses increased by $22,304
- The miscellaneous & income tax receivable increased by $13,615
- The accounts payable, accrued liabilities increased by $160,129
- The retained earnings increased by $50,438
- The net capital decreased by $66,043

No material inadequacies were found to exist.

Investment Planners, Inc. is exempt from Rule 15c3-3 as of December 31, 2013 under Rule 15c303k(ii). Transactions are cleared through another broker/dealer. No computation for the reserve requirement and no information relating to possession or control requirements are required.

Amended FOCUS reports to be submitted February 28, 2014. When amended FOCUS filed, it is in agreement with the audited financial statements.

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING EXEMPTION FROM SEC RULE 15c3-3

Cameron, Smith & Company
certified public accountants
a professional corporation

"Your partner in financial success"

2319 West Jefferson
Springfield, Illinois 62702

Telephone 217-787-8822
Facsimile 217-787-8823

February 21, 2014

Board of Directors
Investment Planners, Inc.
226 W. Eldorado Street
Decatur, Illinois 62522

In planning and performing our audit of the financial statements of Investment Planners, Inc., as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC) we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures as we considered relevant to the objectives stated in Rule 17A-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and can be expected to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practice and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error and fraud may occur and not be detected. Also, projections of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement on the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sincerely,
Cameron, Smith & Company



Robert Cameron
Principal

Cameron, Smith & Company
certified public accountants
a professional corporation

"Your partner in financial success"

2319 West Jefferson
Springfield, Illinois 62702

Telephone 217-787-8822
Facsimile 217-787-8823

February 21, 2014

Board of Directors
Investment Planners, Inc.
226 W. Eldorado Street
Decatur, Illinois 62522

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Investment Planners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Investment Planners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Investment Planners, Inc.'s management is responsible for Investment Planners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Form SIPC-7 with respective cash disbursement record entries set forth in the general ledger noting no differences;

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in the Form SIPC-7 with supporting schedules and working papers and reconciled to amounts in general ledger noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,
Cameron, Smith & Company

Robert Cameron
Principal

SIPC-7

(33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185

202-371-8300

General Assessment Reconciliation

For the fiscal year ended 12/31/2013

(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7

(33-REV 7/10)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035642 FINRA DEC
INVESTMENT PLANNERS INC. 16*16
226 W ELDORADO ST
DECATUR IL 62522-2113

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

____

2. A. General Assessment (item 2e from page 2) $ 5,541

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

____
Date Paid

C. Less prior overpayment applied (692)

D. Assessment balance due or (overpayment) _______________

E. Interest computed on late payment (see instruction E) for______days at 20% per annum _______________

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,849

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,849

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

____

____

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Investment Planners, Inc.
(Name of Corporation, Partnership or other organization)

Controller
(Authorized Signature)

[signature]
(Title)

Dated the 18th day of February , 20 14 .

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: _______ Postmarked _______ Received _______ Reviewed

Calculations _______ Documentation _______ Forward Copy _______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2013 and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,735,258
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	7,491,110
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	27,628
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	7,518,738
2d. SIPC Net Operating Revenues	$ 2,216,520
2e. General Assessment @ .0025	$ 5,541 (to page 1, line 2.A.)

Cameron, Smith & Company
certified public accountants
a professional corporation

"Your partner in financial success"

2319 West Jefferson
Springfield, Illinois 62702

Telephone 217-787-8822
Facsimile 217-787-8823

February 21, 2014

Board of Directors
Investment Planners, Inc.
226 W. Eldorado Street
Decatur, Illinois 62522

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Investment Planners, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating Investment Planners, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). Investment Planners, Inc.'s management is responsible for Investment Planners, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in the Form SIPC-7 with respective cash disbursement record entries set forth in the general ledger noting no differences;

2. Compared the amounts of the audited Form X-17A-5 for the year ended December 31, 2013, as applicable, with the amounts reported in the Form SIPC-7 for the year ended December 31, 2013, noting no differences;

3. Compared any adjustments reported in the Form SIPC-7 with supporting schedules and working papers and reconciled to amounts in general ledger noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in the Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no difference.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than those specified parties.

Sincerely,
Cameron, Smith & Company

Robert Cameron
Principal

SIPC-7 (33-REV 7/10)

SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7 (33-REV 7/10)

For the fiscal year ended **12/31/2013**
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

035642 FINRA DEC
INVESTMENT PLANNERS INC. 16*16
226 W ELDORADO ST
DECATUR IL 62522-2113

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 5,541

B. Less payment made with SIPC-6 filed (**exclude interest**) ( )

Date Paid

C. Less prior overpayment applied (692)

D. Assessment balance due or (overpayment)

E. Interest computed on late payment (see instruction E) for ____ days at 20% per annum

F. Total assessment balance and interest due (or overpayment carried forward) $ 4,849

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4,849

H. Overpayment carried forward $( )

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Investment Planners, Inc.
(Name of Corporation, Partnership or other organization)

Controller
(Authorized Signature)

(Title)

Dated the 18th day of February, 20 14

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2013
and ending 12/31/2013

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 9,735,258
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	7,491,110
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	27,628
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	7,518,738
2d. SIPC Net Operating Revenues	$ 2,216,520
2e. General Assessment @ .0025	$ 5,541 (to page 1, line 2.A.)